1934 Act Registration No. 1- 14700
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb, 2003

Siliconware Precision Industries Co., Ltd.
 (Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
 (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82:                 )

UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2002 and 2001
UNCONSOLIDATED INCOME STATEMENT
For the Twelve Months Ended December 31, 2002 and 2001
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-25341525ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-27028898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

SPIL Reports 4Q 2002 Earnings Results

Taichung, Taiwan, February 19, 2003 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for 4Q 2002 reaches another record high of NT$ 6,138 million, representing 11.4% increase QoQ and 30.9% increase compared to the same period of year 2001.

SPIL reports its sales revenue for the twelve-month period ended December 2002 were NT$ 22,299 million, up 34.9% compared to the same period of year 2001.

Net income for 4Q 2002 was NT$ 50 million, representing 41.6% increase sequentially, and compared with a loss of NT$ 1,192 million in 4Q 2001.

For the twelve-month period ended December 2002, net income was NT$ 425 million, and compared with a loss of NT$ 1,183 million for the same period of year 2001.

Unconsolidated 4Q 02 Financial Results

▶	Net revenue amounted to NT$6,138 million, of which NT$5,477 million was from assembly business and NT$661 million was from testing business.

▶	Cost of goods sold was NT$5,612 million, and gross profit was NT$526 million, representing gross margin of 8.6%.

▶	Operating expenses were NT$438 million, including selling expenses of NT$111 million, administrative expenses of NT$182 million, and R& D expenses of NT$145 million. Operating profit was NT$89 million, representing operating margin of 1.4%.

▶	The Company recognized an investment loss of NT$11 million, including an income of NT$32 million from Sigurd, and a loss of NT$18 million from Siliconware Investment Company.

▶	Net interest expense for this quarter was NT$78 million.

▶	Net income was NT$50 million, up 41.6% compared with net income of NT$35 million for 3Q 02.

▶	Earning per ordinary share for the quarter were NT$0.03, or earnings per ADS of US$0.004. Total weighted average outstanding shares for 4Q02 were 1,825,935 thousand shares.

SPIL 4Q 02	1

Siliconware Precision Industries Co., Ltd.

Capital Expenditure

▶	Capital spending in 4Q 02 totaled NT$1,544 million, in which NT$1,087 million spent on assembly equipment, NT$457 million spent on testing equipment. For the full year of 2002, the Company has spent NT$6,271 on capital expenditure.

Assembly Operation

▶	BGA revenue accounted for 40% of total revenue, up from 36% in previous quarter, QFP accounted for 32%, down from 39% in previous quarter, and SO accounted for 13%. Testing service generated 11% of total revenues in 4Q02.

▶	The average assembly utilization rate was around 75% in 4Q02.

Testing Operation

▶	The average testing utilization rate was around 60% in 4Q02.

SPIL 4Q 02	2

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that covers from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, through drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2001 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. The investment gains of our company for the three months and twelve months ended December 31, 2002 reflect our gains or losses attributable to the unaudited financial results of several of our investments (the “Investees”) for the fourth quarter and the all four quarters of 2002, respectively, which are evaluated under the equity method with the exception of gains or losses attributable to ChipMOS, herein excluded pursuant to the SFC’s grant of a one-year accounting deferment. The unaudited unconsolidated financial data for our company for the three months and twelve months ended December 31, 2002, respectively, are not necessarily indicative of the results that may be expected for any period thereafter.

SPIL 4Q 02	3

SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED BALANCE SHEET As of December 31, 2002 and 2001 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	December 31, 2002			December 31, 2001		Sequential

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and cash equivalent	139,806	4,865,940	11	6,089,747	14	(1,223,807)	-20
Accounts receivable	122,096	4,249,535	9	3,891,365	9	358,170	9
Inventories	39,391	1,371,014	3	1,403,722	3	(32,708)	-2
Other current assets	31,017	1,079,541	2	405,244	1	674,297	166

Total current assets	332,309	11,566,030	25	11,790,078	27	(224,048)	-2

Long-term investments	256,142	8,915,038	19	7,344,467	17	1,570,571	21
Fixed assets	1,077,399	37,498,858	82	35,062,688	81	2,436,170	7
Less accumulated depreciation	(396,177)	(13,788,925)	-30	(12,400,336)	-29	(1,388,589)	11

Net fixed assets	681,222	23,709,933	52	22,662,352	52	1,047,581	5

Other assets	56,514	1,966,983	4	1,569,812	4	397,171	25

Total Assets	1,326,188	46,157,984	100	43,366,709	100	2,791,275	6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	168,586	5,867,635	13	5,857,485	13	10,150	—
Bonds payable	228,354	7,947,857	17	4,470,894	11	3,476,963	78
Long term loans	176,188	6,132,216	14	6,168,606	14	(36,390)	-1
Other liabilities	911	31,724	—	29,150	—	2,574	9

Total Liabilities	574,039	19,979,432	43	16,526,135	38	3,453,297	21

Stockholders’ Equity
Capital stock	541,639	18,851,737	41	18,851,737	43	—	—
Capital reserve	232,355	8,087,113	17	8,087,905	19	(792)	—
Legal reserve	12,196	424,495	1	1,321,835	3	(897,340)	-68
Special reserve	—	—	—	269,154	1	(269,154)	-100
Retained earnings	12,216	425,195	1	(1,166,494)	-3	1,591,689	-136
Unrealized long-term investment loss	(8,699)	(302,780)	-1	—	—	(302,780)	—
Cumulated translation adjustment	1,025	35,683	—	45,388	—	(9,705)	-21
Treasury stock	(38,583)	(1,342,891)	-3	(568,951)	-1	(773,940)	136

Total Equity	752,149	26,178,552	57	26,840,574	62	(662,022)	-2

Total Liabilities & Shareholders’ Equity	1,326,188	46,157,984	100	43,366,709	100	2,791,275	6

Note	(1) New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.805 per U. S. dollar.

(2) All figures are under ROC GAAP.

SPIL 4Q 02	Financials 1/4

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2002 and 2001
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on December 31					Sequential Comparison

	4Q 2002			4Q 2001	YOY	4Q 2002	3Q 2002	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %

Net Sales	176,367	6,138,465	100.0	4,688,026	30.9	6,138,465	5,510,478	11.4
Cost of Goods Sold	(161,245)	(5,612,137)	-91.4	(4,297,946)	30.6	(5,612,137)	(5,046,199)	11.2

Gross Profit	15,122	526,328	8.6	390,080	34.9	526,328	464,279	13.4

Operating Expenses
Selling Expenses	(3,186)	(110,892)	-1.8	(81,252)	36.5	(110,892)	(98,023)	13.1
Administrative Expenses	(5,225)	(181,858)	-3.0	(136,111)	33.6	(181,858)	(154,559)	17.7
Research and Development Expenses	(4,160)	(144,782)	-2.4	(126,581)	14.4	(144,782)	(119,497)	21.2

Operating Income	2,551	88,796	1.4	46,136	92.5	88,796	92,200	-3.7

Non-operating Income	1,594	55,485	0.9	169,294	-67.2	55,485	70,009	-20.7
Non-operating Expenses	(4,171)	(145,161)	-2.4	(1,207,523)	-88.0	(145,161)	(176,149)	-17.6

Income before Income Tax	(25)	(880)	0.0	(992,093)	-99.9	(880)	(13,940)	-93.7
Income Tax Credit (Expenses)	1,449	50,440	0.8	(199,552)	—	50,440	48,936	3.1

Net Income	1,424	49,560	0.8	(1,191,645)	—	49,560	34,996	41.6

Note

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.805 per U.S. dollar.

(2)	All figures are under ROC GAAP.

SPIL 4Q 02	Financials 2/4

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Twelve Months Ended December 31, 2002 and 2001
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on December 31, 2002 and 2001

		2002		2001	YOY

	USD	NTD	%	NTD	Change %

Net Sales	640,670	22,298,530	100.0	16,530,394	34.9
Cost of Goods Sold	(580,662)	(20,209,935)	-90.6	(15,109,501)	33.8

Gross Profit	60,008	2,088,595	9.4	1,420,893	47.0

Operating Expenses
Selling expenses	(11,614)	(404,225)	-1.8	(369,744)	9.3
Administrative expenses	(17,903)	(623,107)	-2.8	(521,613)	19.5
Research and development expenses	(14,566)	(506,981)	-2.3	(506,082)	0.2

Operating Income	15,925	554,282	2.5	23,454	2,263.3

Non-operating Income	14,671	510,639	2.3	601,560	-15.1
Non-operating Expenses	(22,651)	(788,356)	-3.5	(2,098,088)	-62.4

Income Before Income Tax	7,946	276,565	1.2	(1,473,074)	—
Income Tax Credit (Expenses)	4,270	148,630	0.7	289,863	-48.7

Net Income	12,216	425,195	1.9	(1,183,211)	—

Earnings Per Common Share		NT$0.23		NT$ (0.63)

Earnings Per ADS		US$0.033		US$ (0.09)

Weighted Average Number of Shares		1,825,935		1,873,991

Outstanding(’k)

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.805 per U. S. dollar.

(2)	All figures are under ROC GAAP.

SPIL 4Q 02	Financials 3/4

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 12 Months Ended December 31, 2002 and 2001
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2002		12 months, 2001

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net income	12,216	425,195	(1,183,211)
Depreciation & Amortization	140,620	4,894,282	4,316,384
Recovery of market value on short term investment	(98)	(3,427)	(30,123)
Long-term investment (gain) loss recognized by equity method	(1,241)	(43,205)	1,219,297
Gain on disposal of property, plant, and equipment	(454)	(15,807)	(280)
Compensation interest payable on bonds payable	8,217	285,977	331,902
Unrealized foreign currency exchange (gains) loss on bonds payable	(2,792)	(97,163)	304,643
Change in working capital & others	(12,821)	(446,244)	(16,009)

Net cash flows provided from operating activities	143,646	4,999,608	4,942,603

Cash Flows from Investing Activities:
Payments (proceeds) for secured deposits	(12,058)	(419,680)	212,317
Acquisition of property, plant, and equipment	(180,180)	(6,271,162)	(5,470,605)
Proceeds from disposal of long-term investment	487	16,957	314,011
Proceeds from disposal of property, plant, and equipment	2,295	79,875	2,528
Payment for long-term investment	(66,318)	(2,308,203)	(1,779,002)
Payment for long-term bond investment	(9,951)	(346,350)	0
Payment for deferred charges/other changes	(10,893)	(379,135)	(189,984)

Net cash used in investing activities	(276,618)	(9,627,698)	(6,910,735)

Cash Flows from Financing Activities:
Repayment (proceeds) in short-term loan	(14,021)	(488,000)	(181,182)
Proceeds (repayment) of commercial paper	11,404	396,917	98,800
Proceeds (Repayment) from long-term loan	9,634	335,303	4,120,082
Proceeds from bonds payable	218,597	7,608,260	—
Redemption of bonds payable	(128,403)	(4,469,051)	(1,917,304)
Remuneration of directors and supervisors and employees’ bonus	—	—	(52,790)
Payment for deferred charges/other changes	599	20,854	(568,471)

Net cash provided from financing activities	97,810	3,404,283	1,499,135

Net increase (decrease) in cash and cash equivalents	(35,162)	(1,223,807)	(468,997)

Cash and cash equivalents at beginning of period	174,968	6,089,747	6,558,744

Cash and cash equivalents at end of period	139,806	4,865,940	6,089,747

Note	(1) : New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.805 per U. S. dollar.

(2) : All figures are under ROC GAAP.

SPIL 4Q 02	Financials 4/4

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 19, 2002	By: /s/ WEN CHUNG LIN Wen Chung Lin Vice President & Spokesman